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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BlackRock Corporate High Yield Fund V

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09255N102 (CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of (S) 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09255N102

1.
Names of Reporting Persons.

            Claymore Securities Defined Portfolios, Series 378, 434, 465, 509, 572, 613, 651, 652, 664,
             672, 676, 680, 683, 687, 701, 712, 713 and 717

            Guggenheim Defined Portfolios, Series 719, 749, 750, 754, 761, 766, 771, 776, 777, 779, 781,
             782, 785, 788, 789, 793, 800, 801, 811, 813, 818, 826, 827, 833, 835 and 841

I.R.S. Identification Nos. of above persons (entities only):

            Claymore Securities Defined Portfolios, Series 378 — Tax ID# 137554782
            Claymore Securities Defined Portfolios, Series 434 — Tax ID# 137573681
            Claymore Securities Defined Portfolios, Series 465 — Tax ID# 137586082
            Claymore Securities Defined Portfolios, Series 509 — Tax ID# 137605903
            Claymore Securities Defined Portfolios, Series 572 — Tax ID# 616370061
            Claymore Securities Defined Portfolios, Series 613 — Tax ID# 276176919
            Claymore Securities Defined Portfolios, Series 651 — Tax ID# 276370440
            Claymore Securities Defined Portfolios, Series 652 — Tax ID# 276331870
            Claymore Securities Defined Portfolios, Series 664 — Tax ID# 276410666
            Claymore Securities Defined Portfolios, Series 664 — Tax ID# 276410687
            Claymore Securities Defined Portfolios, Series 672 — Tax ID# 276450612
            Claymore Securities Defined Portfolios, Series 676 — Tax ID# 276502959
            Claymore Securities Defined Portfolios, Series 676 — Tax ID# 276502965
            Claymore Securities Defined Portfolios, Series 680 — Tax ID# 276503040
            Claymore Securities Defined Portfolios, Series 683 — Tax ID# 276587268
            Claymore Securities Defined Portfolios, Series 687 — Tax ID# 276630221
            Claymore Securities Defined Portfolios, Series 701 — Tax ID# 276709739
            Claymore Securities Defined Portfolios, Series 701 — Tax ID# 276709772
            Claymore Securities Defined Portfolios, Series 712 — Tax ID# 276772013
            Claymore Securities Defined Portfolios, Series 713 — Tax ID# 276772057
            Claymore Securities Defined Portfolios, Series 717 — Tax ID# 276825359
            Guggenheim Defined Portfolios, Series 719 — Tax ID# 276823576
            Guggenheim Defined Portfolios, Series 749 — Tax ID# 276915487
            Guggenheim Defined Portfolios, Series 750 — Tax ID# 276915509
            Guggenheim Defined Portfolios, Series 754 — Tax ID# 276956287
            Guggenheim Defined Portfolios, Series 761 — Tax ID# 277036459
            Guggenheim Defined Portfolios, Series 761 — Tax ID# 277036532
            Guggenheim Defined Portfolios, Series 766 — Tax ID# 277079480
            Guggenheim Defined Portfolios, Series 771 — Tax ID# 277118421
            Guggenheim Defined Portfolios, Series 771 — Tax ID# 277118458
            Guggenheim Defined Portfolios, Series 776 — Tax ID# 356917386
            Guggenheim Defined Portfolios, Series 777 — Tax ID# 356917391
            Guggenheim Defined Portfolios, Series 777 — Tax ID# 356917389
            Guggenheim Defined Portfolios, Series 779 — Tax ID# 356917389
            Guggenheim Defined Portfolios, Series 781 — Tax ID# 456199526
            Guggenheim Defined Portfolios, Series 782 — Tax ID# 451266803
            Guggenheim Defined Portfolios, Series 785 — Tax ID# 451618791
            Guggenheim Defined Portfolios, Series 788 — Tax ID# 356910390
            Guggenheim Defined Portfolios, Series 789 — Tax ID# 356917393
            Guggenheim Defined Portfolios, Series 793 — Tax ID# 356917401
            Guggenheim Defined Portfolios, Series 793 — Tax ID# 356917402
            Guggenheim Defined Portfolios, Series 800 — Tax ID# 356923718
            Guggenheim Defined Portfolios, Series 800 — Tax ID# 356923717
            Guggenheim Defined Portfolios, Series 801 — Tax ID# 452758402
            Guggenheim Defined Portfolios, Series 811 — Tax ID# 356923734
            Guggenheim Defined Portfolios, Series 813 — Tax ID# 356923737
            Guggenheim Defined Portfolios, Series 818 — Tax ID# 452933241
            Guggenheim Defined Portfolios, Series 826 — Tax ID# 356927364
            Guggenheim Defined Portfolios, Series 826 — Tax ID# 356927368
            Guggenheim Defined Portfolios, Series 827 — Tax ID# 356933033
            Guggenheim Defined Portfolios, Series 833 — Tax ID# 3128673236
            Guggenheim Defined Portfolios, Series 835 — Tax ID# 453603656
            Guggenheim Defined Portfolios, Series 841 — Tax ID# 356942371

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ____ (b) ____
3.	SEC Use Only
4.
Citizenship or Place of Organization:

            Claymore Securities Defined Portfolios, Series 378 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 434 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 465 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 509 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 572 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 613 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 651 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 652 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 664 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 672 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 676 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 680 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 683 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 687 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 701 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 712 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 713 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 717 — Lisle, IL
            Guggenheim Defined Portfolios, Series 719 — Lisle, IL
            Guggenheim Defined Portfolios, Series 749 — Lisle, IL
            Guggenheim Defined Portfolios, Series 750 — Lisle, IL
            Guggenheim Defined Portfolios, Series 754 — Lisle, IL
            Guggenheim Defined Portfolios, Series 761 — Lisle, IL
            Guggenheim Defined Portfolios, Series 766 — Lisle, IL
            Guggenheim Defined Portfolios, Series 771 — Lisle, IL
            Guggenheim Defined Portfolios, Series 776 — Lisle, IL
            Guggenheim Defined Portfolios, Series 777 — Lisle, IL
            Guggenheim Defined Portfolios, Series 779 — Lisle, IL
            Guggenheim Defined Portfolios, Series 781 — Lisle, IL
            Guggenheim Defined Portfolios, Series 782 — Lisle, IL
            Guggenheim Defined Portfolios, Series 785 — Lisle, IL
            Guggenheim Defined Portfolios, Series 788 — Lisle, IL
            Guggenheim Defined Portfolios, Series 789 — Lisle, IL
            Guggenheim Defined Portfolios, Series 793 — Lisle, IL
            Guggenheim Defined Portfolios, Series 793 — Lisle, IL
            Guggenheim Defined Portfolios, Series 800 — Lisle, IL
            Guggenheim Defined Portfolios, Series 801 — Lisle, IL
            Guggenheim Defined Portfolios, Series 811 — Lisle, IL
            Guggenheim Defined Portfolios, Series 813 — Lisle, IL
            Guggenheim Defined Portfolios, Series 818 — Lisle, IL
            Guggenheim Defined Portfolios, Series 826 — Lisle, IL
            Guggenheim Defined Portfolios, Series 827 — Lisle, IL
            Guggenheim Defined Portfolios, Series 833 — Lisle, IL
            Guggenheim Defined Portfolios, Series 835 — Lisle, IL
            Guggenheim Defined Portfolios, Series 841 — Lisle, IL

Number of Shares Beneficially by Owned by	5. Sole Voting Power 1,678,835
6. Shared Voting Power

Each Reporting Person With:	7. Sole Dispositive Power 1,678,835
8. Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,678,835
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.09%
12.	Type of Reporting Person (See Instructions) IV

Item 1.	(a) Name of Issuer

BlackRock Advisors LLC

(b) Address of Issuer’s Principal Executive Offices

BlackRock Funds
100 Bellevue Parkway
Wilmington, DE, 19809

Item 2.	(a) Name of Person Filing

Guggenheim Funds Distributors, Inc. as Sponsor for the Filing Entities

(b) Address of Principal Business Office or, if none, Residence

2455 Corporate West Drive
Lisle, IL 60532

(c) Citizenship

USA

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

09255N102

Item 3.	If this statement is filed pursuant to (S) (S) 240.13d-1 (b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☒Broker or dealer registered under section 15 of the Act (15 U.S.C, 78o).

(b) ☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐An investment adviser in accordance with SECTION240.13d-l(b)(l}(ii)(E);

(f) ☐An employee benefit plan or endowment fund in accordance with SECTION240.13d-l(b)(l}(ii)(F);

(g) ☐A parent holding company or control person in accordance with SECTION240.13d-l(b)(l)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with SECTION240.13d-l(b)(l)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,678,835

(b)	Percent of class: 5.09%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,678,835

(ii)	Shared power to vote or to direct the vote .

(iii)	Sole power to dispose or to direct the disposition of 1,678,835

(iv)	Shared power to dispose or to direct the disposition of .

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section N240.13d-3(d)(l).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to SECTION240.13d-l(b)(l)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to SECTION240.13d-l(c) or SECTION240.13d-I(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

(a)	The following certification shall be included if the statement is filed pursuant to SECTION240.13d-1 (b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to SECTIONS240.13d-l(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 3, 2012
Date

/s/ Kevin M. Robinson
Signature

Kevin M. Robinson, Senior Managing Director,
General Counsel and Corporate Secretary Guggenheim Funds Distributors, Inc.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SECTIONS240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)